EXHIBIT 12.2

PRO FORMA COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

Pro Forma

Fiscal Year
May 25, 2003

Fixed Charges as defined:
Interest expense	$69,967
Capitalized expense	111
One third of non-cancelable lease rent	5,381

Total fixed charges(A)	75,459

Earnings as defined:
Pretax income	99,552
Add fixed charges	75,459
Less capitalized interest	(111)

Earnings and fixed charges (B)	$174,900
Ratio of earnings to fixed charges (B/A)	2.32